

June 10, 2013

VIA FACSIMILE
Mr. Joe Bedewi
Corporate Vice President
 and Chief Financial Officer
Lattice Semiconductor Corporation
5555 N.E. Moore Court
Hillsboro, Oregon 97124-6421

> **Re:** **Lattice Semiconductor Corporation**
> **Form 10-K for the fiscal year ended December 29, 2012**
> **Filed March 8, 2013**
> **File No. 000-18032**

Dear Mr. Bedewi:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Form 10-K for the fiscal year ended December 29, 2012

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Income Taxes, page 34

1.   We note that during 2012 you incurred $20.7 million in tax expense related to on-going operations and the completion of your new tax structure implementation. Additionally, we note from your income tax rate reconciliation on page 54 that mostly due to foreign rate differentials your fiscal 2012 effective tax rate was significantly higher than the statutory federal rate. Given the significance of your foreign rate differential in 2012,

please tell us and revise future filings to clearly discuss the nature of and reason for the foreign rate differential as well as any significant components that make up the foreign tax rate differential. If any particular foreign jurisdictions were significant, please revise future filings to describe the rates and the pre-tax income for the most significant jurisdictions.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643 with any other questions.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief